Exhibit 99.1

FOR IMMEDIATE RELEASE                         October 25, 2021
(All amounts in U.S. dollars.
Per share information based on diluted
shares outstanding unless otherwise noted.)

CELESTICA ANNOUNCES THIRD QUARTER 2021 FINANCIAL RESULTS

TORONTO, Canada - Celestica Inc. (TSX: CLS) (NYSE: CLS), a leader in design, manufacturing and supply chain solutions for the world's most innovative companies, today announced financial results for the quarter ended September 30, 2021 (Q3 2021)†.

“Celestica’s strong third quarter performance reflects our consistent execution and the resiliency of our business, as we continue to successfully navigate challenges related to the pandemic and the global supply chain. Our non-IFRS operating margin* of 4.2% marks our seventh consecutive quarter of year-to-year improvement, and represents the highest operating margin in Celestica’s history as a publicly-traded company,” said Rob Mionis, President and CEO, Celestica. “Our performance in recent quarters serves as a validation of our long-term strategy and transformation actions in the face of a challenging and constantly evolving business environment.”

“The fourth quarter of 2021 serves as an important inflection point in our business, as our focus now turns squarely to growth and maintaining the momentum we’ve built in recent quarters. We remain on track to complete our acquisition of PCI in November. Achievement of our revenue guidance for the fourth quarter of 2021 will represent a return to top-line growth, and achievement of our non-IFRS operating margin* mid-point guidance of 4.5% will set a new high-water mark for our business. As we approach the final months of 2021, we believe we are well positioned to continue building on our success, and we reaffirm our strong outlook for 2022.”

Q3 2021 Highlights
•Revenue: $1.47 billion, decreased 5% compared to $1.55 billion for the third quarter of 2020 (Q3 2020);
Revenue of our non-Cisco business** increased 6% compared to Q3 2020.
•Operating margin (non-IFRS)*: 4.2%, compared to 3.9% for Q3 2020.
•ATS segment revenue: increased 12% compared to Q3 2020; ATS segment margin was 4.3%, compared to 3.7% for Q3 2020.
•CCS segment revenue: decreased 14% compared to Q3 2020; CCS segment margin was 4.1%, compared to 4.0% for Q3 2020;
Non-Cisco CCS revenue*** increased 2% compared to Q3 2020.
•Lifecycle Solutions portfolio revenue (combined ATS segment and HPS revenue): increased 15% compared to Q3 2020, and represented 60% of total revenue, compared to 50% of total revenue for Q3 2020.
•IFRS earnings per share (EPS): $0.28, compared to $0.24 per share for Q3 2020.
•Adjusted EPS (non-IFRS)*: $0.35, compared to $0.32 for Q3 2020.
•Adjusted return on invested capital (non-IFRS)*: 15.2%, flat compared to Q3 2020.
•Free cash flow (non-IFRS)*: $27.1 million, compared to $15.8 million for Q3 2020.
•Repurchased and cancelled 2.1 million subordinate voting shares for $17.2 million under our normal course issuer bid (NCIB).

Q4 2021 Guidance
Our fourth quarter of 2021 (Q4 2021) guidance assumes consummation of the acquisition of PCI Private Limited (PCI) (described below) in November 2021, and incorporates our estimated impact of supply chain constraints.
•IFRS revenue: $1.425 billion to $1.575 billion
•Operating margin (non-IFRS)*: 4.5% at the mid-point of our revenue and non-IFRS adjusted EPS guidance ranges
•Adjusted SG&A (non-IFRS)*: $62 million to $64 million
•Adjusted EPS (non-IFRS)*: $0.35 to $0.41
For Q4 2021, we expect a negative $0.11 to $0.17 per share (pre-tax) aggregate impact on net earnings on an IFRS basis for employee SBC expense, amortization of intangible assets (excluding computer software), and restructuring charges, and an non-IFRS adjusted effective tax rate of approximately 19% (which does not account for foreign exchange impacts or any unanticipated tax settlements).

Full-Year 2021 Commentary
We believe that 2021 is on track to be a successful year for Celestica, and one where we make meaningful progress towards the achievement of our long-term strategic objectives. Achievement of the mid-point of our guidance ranges for Q4 2021 (see above), would represent the following financial accomplishments for 2021:

•Adjusted EPS (non-IFRS)* of $1.24, compared to $0.98 for 2020, a growth rate of 27%
•Operating margin (non-IFRS)* of 4.0%, compared to 3.5% for 2020, an improvement of 50 basis points
•Non-Cisco business revenue** growth of 7% compared to 2020
•Lifecycle Solutions portfolio revenue concentration of approximately 60%, compared to 51% for 2020
The foregoing commentary represents operating measures that would result if the mid-point of our Q4 2021 guidance ranges are achieved, and are not intended to be projections or forecasts of future performance. Our future performance is subject to risks, uncertainties and other factors that could cause actual outcomes and results to differ materially those described in this section.
2022 Outlook
As we look to 2022, we expect the markets to remain dynamic. However, we believe that secular tailwinds in several of our end markets, strong operational performance and the ramping of new programs bode well for Celestica. Assuming the severity of supply chain constraints expected for the remainder of 2021 do not significantly worsen, and consummation of the PCI acquisition (see below) in November 2021, we anticipate the following for 2022:

•IFRS revenue to grow to at least $6.3 billion
•Operating margin (non-IFRS)* in the range of 4.0% to 5.0%
•Adjusted EPS (non-IFRS)* to increase by at least 20% compared to 2021

We do not provide reconciliations for forward-looking non-IFRS financial measures, as we are unable to provide a meaningful or accurate calculation or estimation of reconciling items and the information is not available without unreasonable effort. This is due to the inherent difficulty of forecasting the timing or amount of various events that have not yet occurred, are out of our control and/or cannot be reasonably predicted, and that would impact the most directly comparable forward-looking IFRS financial measure. For these same reasons, we are unable to address the probable significance of the unavailable information. Forward-looking non-IFRS financial measures may vary materially from the corresponding IFRS financial measures. See Schedule 1 for the definitions of the foregoing non-IFRS financial measures, and a reconciliation of historical non-IFRS financial measures to the most directly comparable IFRS financial measures. Also see "Non-IFRS Supplementary Information" below.

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† Celestica has two operating and reportable segments - Advanced Technology Solutions (ATS) and Connectivity & Cloud Solutions (CCS). Our ATS segment consists of our ATS end market, and is comprised of our Aerospace and Defense (A&D), Industrial, Energy, HealthTech and Capital Equipment (semiconductor, display, and power & signal distribution equipment) businesses. Our CCS segment consists of our Communications and Enterprise (servers and storage) end markets. Segment performance is evaluated based on segment revenue, segment income and segment margin (segment income as a percentage of segment revenue). See note 26 to our 2020 audited consolidated financial statements, included in our Annual Report on Form 20-F for the year ended December 31, 2020 (2020 20-F), available at www.sec.gov and www.sedar.com, for further detail.
* Non-International Financial Reporting Standards (IFRS) financial measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar financial measures presented by other public companies that use IFRS or U.S. generally accepted accounting principles (GAAP). See “Non-IFRS Supplementary Information” below for information on our rationale for the use of non-IFRS financial measures, and Schedule 1 for, among other items, non-IFRS financial measures included in this press release, as well as their definitions, uses, and a reconciliation of historical non-IFRS financial measures to the most directly comparable IFRS financial measures. We do not provide reconciliations for forward-looking non-IFRS financial measures, as we are unable to provide a meaningful or accurate calculation or estimation of reconciling items and the information is not available without unreasonable effort. See the paragraph after “2022 Outlook.”
** total revenue from programs with customers other than Cisco Systems, Inc. (Cisco).
*** aggregate CCS segment revenue from programs with customers other than Cisco.

Summary of Selected Q3 2021 Results

For information on the impact of coronavirus disease 2019 and related mutations (COVID-19) on our business in Q3 2021, see "Segment Updates" below and footnote (1) to the following table. Also see the "Recent Developments" section of each of our Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) for Q3 2021, to be filed at www.sedar.com and www.sec.gov, and in Item 5 of our 2020 20-F.

	Q3 2021 Actual (1)	Q3 2021 Guidance (2)
IFRS revenue (in billions)	$1.47	$1.40 to $1.55
IFRS EPS (1)	$0.28	N/A
IFRS earnings before income taxes as a % of revenue	3.0%	N/A
Non-IFRS operating margin	4.2%	4.0% at the mid-point of our revenue and non-IFRS adjusted EPS guidance ranges
IFRS SG&A (in millions)	$62.0	N/A
Non-IFRS adjusted SG&A (in millions)	$56.5	$56 to $58
Non-IFRS adjusted EPS	$0.35	$0.30 to $0.36

(1) IFRS EPS of $0.28 for Q3 2021 included an aggregate charge of $0.10 (pre-tax) per share for employee stock-based compensation (SBC) expense, amortization of intangible assets (excluding computer software), and restructuring charges. See the tables in Schedule 1 and note 8 to our September 30, 2021 unaudited interim condensed consolidated financial statements (Q3 2021 Interim Financial Statements) for per-item charges. This aggregate charge was within our Q3 2021 guidance range of between $0.09 and $0.15 per share for these items.

IFRS EPS for Q3 2021 included a $0.04 per share positive impact attributable to a deferred tax recovery recorded in connection with the revaluation of certain temporary differences using the future effective tax rate of our Thailand subsidiary related to the forthcoming reduction of the income tax exemption rate in 2022 under an applicable tax incentive (Revaluation Impact) (see note 9 to our Q3 2021 Interim Financial Statements), and a $0.03 per share positive impact attributable to net other recoveries (consisting most significantly of a $0.07 per share positive impact attributable to legal recoveries, offset in part by a $0.05 per share negative impact attributable to Acquisition Costs, as described in note 8 to our Q3 2021 Interim Financial Statements), all offset in part by a $0.05 per share negative impact attributable to estimated COVID-19 Costs, net of $1 million of recognized COVID Subsidies (each defined below). IFRS EPS of $0.24 for Q3 2020 included a $0.06 per share negative impact attributable to estimated COVID-19 Costs and a $0.03 per share negative impact attributable to restructuring charges, more than offset by a $0.085 per share positive impact attributable to approximately $11 million of recognized COVID-19-related government subsidies, grants and credits (COVID Subsidies) and $0.3 million of customer recoveries related to COVID-19 (Customer Recoveries), and a $0.05 per share positive impact to reflect SBC expense reversals recorded in Q3 2020 to reflect a reduction in the estimated number of certain share-based awards that were expected to vest in January 2021 (SBC Reversal).

IFRS EPS of $0.57 for the first three quarters of 2021 (YTD 2021) included a $0.17 per share negative impact attributable to estimated COVID-19 Costs, and a $0.02 per share negative impact attributable to net other charges (consisting most significantly of a $0.06 per share negative impact attributable to net restructuring charges and a $0.04 per share negative impact attributable to Acquisition Costs, offset in part by an $0.08 per share positive impact attributable to legal recoveries, as described in note 8 to our Q3 2021 Interim Financial Statements), all offset in part by a $0.09 per share positive impact attributable to approximately $11 million of recognized COVID Subsidies and $1 million of Customer Recoveries, as well as the $0.04 per share positive Revaluation Impact. IFRS EPS of $0.31 for the first three quarters of 2020 (YTD 2020) included a $0.22 per share negative impact attributable to estimated COVID-19 Costs, and a $0.15 per share negative impact attributable to restructuring charges, offset in part by a $0.21 per share positive impact attributable to approximately $26 million of recognized COVID Subsidies and $1 million in Customer Recoveries, as well as the $0.05 per share positive impact of the SBC Reversal.

See Schedule 1 for the exclusions used to determine non-IFRS adjusted EPS for Q3 2021, Q3 2020, YTD 2021 and YTD 2020. COVID-19 Costs consist of both direct and indirect costs, including manufacturing inefficiencies related to lost revenue due to our inability to secure

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materials, idled labor costs, and incremental costs for labor, expedite fees and freight premiums, cleaning supplies, personal protective equipment, and/or IT-related services to support our work-from-home arrangements.

(2) For Q3 2021, our revenue was at the mid-point of our guidance range, our non-IFRS adjusted EPS was towards the high end of our guidance range, and our non-IFRS operating margin exceeded the mid-point of our revenue and non-IFRS adjusted EPS guidance ranges. Non-IFRS adjusted SG&A for Q3 2021 was within our guidance range and our non-IFRS adjusted effective tax rate for Q3 2021 was 19% (compared to our anticipated estimate of approximately 20%). Q3 2021 non-IFRS operating margin and adjusted EPS benefited from strong performance in both of our segments, despite adverse revenue impacts attributable to materials shortages.

See “Non-IFRS Supplementary Information” below for information on our rationale for the use of non-IFRS financial measures, and Schedule 1 for, among other items, non-IFRS financial measures included in this press release, as well as their definitions, uses, and a reconciliation of historical non-IFRS financial measures to the most directly comparable IFRS financial measures.

Segment Updates

ATS Segment:

ATS segment revenue increased 12% in Q3 2021 compared to Q3 2020, driven by strong revenue growth in our Capital Equipment and HealthTech businesses, and the continuing recovery in our Industrial business. These increases more than offset continued softness in the commercial aerospace portion of our A&D business related to COVID-19. Also see "Supply Chain and Workforce Constraints" below for a description of the estimated adverse impact of such matters on ATS segment revenue in Q3 2021 and the prior year period. We remain on track to achieve our target of 10% revenue growth in our ATS segment in 2021 as compared to 2020.

ATS segment margin increased to 4.3% in Q3 2021 compared to 3.7% in Q3 2020, primarily due to profitable growth in our Capital Equipment business, which more than offset the impact of lower revenues in our A&D business. This marks the sixth consecutive quarter of sequential ATS segment margin expansion. We anticipate our ATS segment margin will enter our target range of 5% to 6% in Q4 2021.

Revenue from our semiconductor Capital Equipment customers increased in Q3 2021 compared to Q3 2020. The growth was driven by continued strong end market demand, in combination with new program wins and market share gains. We expect continued strength in our Capital Equipment business in Q4 2021 and into 2022, and anticipate that revenue from our Capital Equipment business for 2021 will exceed $700 million, which would represent at least 30% growth over 2020.

While A&D revenue in Q3 2021 was lower than in Q3 2020, primarily due to soft demand driven by the ongoing impact of COVID-19, headwinds have stabilized, resulting in modest sequential growth. Although we do not expect our commercial aerospace business to return to pre-COVID-19 levels in the near term, we expect modest sequential growth to continue in Q4 2021 and into 2022, supported by new program wins.

During Q3 2021, revenue from our Industrial business increased compared to Q3 2020. Demand in our Industrial business continues to recover after being significantly impacted by COVID-19 in 2020. We expect year-over-year revenue and sequential growth in Q4 2021 supported by strong bookings and a general recovery in demand, as well as the addition of PCI assuming consummation of the acquisition in November 2021 as anticipated (see "PCI Acquisition" below). We expect PCI’s portfolio, as well as our existing Industrial business, to achieve solid organic growth in 2022.

HealthTech revenue increased in Q3 2021 compared to Q3 2020. While we expect to see some moderation in revenue growth in Q4 2021 due to softening demand in our COVID-19-related programs, we continue to expect our overall HealthTech business to grow in 2022, supported by the ramping of new non-COVID-related programs.

CCS Segment:
CCS segment revenue decreased in Q3 2021 compared to Q3 2020, primarily due to our disengagement from programs with Cisco Systems, Inc. (Cisco Disengagement), completed in the fourth quarter of 2020, as well as program-specific demand softness from certain server customers in our Enterprise end market. Also see "Supply Chain and Workforce Constraints" below for a description of the estimated adverse impact of such matters on CCS segment revenue in Q3 2021 and the prior year period. These decreases were partially offset by strong demand from service provider customers, including in our HPS business, as well as strength in demand from certain storage customers in our Enterprise end market. We expect that year-to-year Enterprise revenue declines will begin to stabilize in Q4 2021.

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Our HPS business recorded strong revenue growth in Q3 2021, increasing 22% to approximately $300 million compared to Q3 2020. CCS segment revenue from programs with customers other than Cisco increased 2% in Q3 2021 compared to Q3 2020, and increased 5% YTD 2021 compared to YTD 2020. Although total CCS segment revenue for 2021 is anticipated to decline compared to 2020, we currently expect approximately 20% revenue growth in our HPS business in 2021 compared to 2020, as HPS revenue is expected to exceed $1 billion for 2021. We also expect HPS revenue to increase by at least 10% in 2022 compared to 2021.

Despite lower revenue levels, CCS segment margin improved to 4.1% in Q3 2021 compared to 4.0% in Q3 2020, primarily due to a more favorable mix, driven by our portfolio reshaping activities, and an increased concentration of revenue from our HPS business. This represents our sixth consecutive quarter with CCS segment margin above our target range. We expect CCS segment margin to exceed our 2% to 3% target range in Q4 2021, and to be at the high end of the target range, or slightly higher, for 2022.

Supply Chain and Workforce Constraints:

Global supply chain constraints, including as a result of COVID-19, continued to impact both of our segments in Q3 2021, resulting in extended lead times for certain components, and impacting the availability of materials required to support customer programs. However, our advanced planning processes, supply chain management, and collaboration with our customers and suppliers helped to partially mitigate the impact of these constraints on our revenue. We expect this pressure to persist in Q4 2021 and throughout 2022, particularly in our CCS segment. While we have incorporated these dynamics into our Q4 2021 guidance and 2022 annual outlook to the best of our ability, their adverse impact (in terms of duration and severity) cannot be estimated with certainty, and may be materially in excess of our expectations.

As a result of recent resurgences of COVID-19 outbreaks, the governments of various jurisdictions have mandated periodic lockdowns or workforce constraints. However, because Celestica’s operations have been considered an essential service by relevant local government authorities to date, our manufacturing sites have generally continued to operate in impacted countries (including Malaysia, Mexico, Thailand and Laos in Q3 2021), albeit at reduced capacities (due to reduced attendance, shift reductions or temporary shutdowns). Although these lockdowns and workforce constraints present a challenge to our business performance when in force, due to effective resource management and planning, we have been able to largely mitigate the impact of these actions to date on our manufacturing capacity and our revenues.

We estimate that we had an aggregate adverse revenue impact of approximately $30 million in Q3 2021 as a result of supply chain constraints and, to a lesser extent, lockdowns/workforce constraints, consistent with Q2 2021. Such constraints adversely impacted revenue in our ATS segment by approximately $21 million and our CCS segment by approximately $9 million in Q3 2021 (Q3 2020 — approximately $16 million (ATS segment — approximately $7 million; CCS segment — approximately $9 million)). We also incurred approximately $7 million of estimated COVID-19 Costs during Q3 2021 (Q3 2020 — $8 million), and recognized approximately $1 million of COVID Subsidies and no Customer Recoveries (Q3 2020 — approximately $11 million in COVID Subsidies and $0.3 million in Customer Recoveries), each as defined in footnote 1 to the “Summary of Selected Q3 2021 Results” above.

PCI Acquisition

On September 21, 2021, we entered into a definitive agreement to acquire PCI, a fully-integrated design, engineering and manufacturing solutions provider with five manufacturing and design facilities across Asia. The purchase price is estimated to be approximately $306 million (subject to a working capital adjustment). We expect to finance the acquisition with a combination of cash and borrowings of up to $220 million under our current credit facility (described below). The transaction is expected to close in November 2021, subject to satisfaction of customary closing conditions. There can be no assurance, however, that this transaction will be consummated, in a timely manner, or at all.

We intend to use borrowings under our revolver to finance this portion of the PCI acquisition at closing. However, we are currently pursuing the addition of a new term loan under our credit facility with the Administrative Agent thereunder, which if obtained, will be used to repay the amounts borrowed under the revolver for the acquisition. Although we believe that such term loan will be provided on acceptable terms, there can be no assurance that this will be the case.

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Intention to Launch New NCIB

We intend to file a notice of intention with the Toronto Stock Exchange (TSX) to commence a new NCIB in Q4 2021, after our current NCIB expires in November 2021. If this notice is accepted by the TSX, we expect to be permitted to repurchase for cancellation, at our discretion during the 12 months following such acceptance, up to 10% of the “public float” (calculated in accordance with the rules of the TSX) of our issued and outstanding subordinate voting shares. Purchases under the new NCIB, if accepted, will be conducted in the open market or as otherwise permitted, subject to applicable terms and limitations, and will be made through the facilities of the TSX and the New York Stock Exchange. We believe that a new NCIB is in the interest of the Company.

Q3 2021 Webcast
Management will host its Q3 2021 results conference call on October 26, 2021 at 8:00 a.m. Eastern Daylight Time (EDT). The webcast can be accessed at www.celestica.com.

Non-IFRS Supplementary Information
In addition to disclosing detailed operating results in accordance with IFRS, Celestica provides supplementary non-IFRS financial measures to consider in evaluating the company’s operating performance. Management uses adjusted net earnings and other non-IFRS financial measures to assess operating performance and the effective use and allocation of resources; to provide more meaningful period-to-period comparisons of operating results; to enhance investors’ understanding of the core operating results of Celestica’s business; and to set management incentive targets. We believe investors use both IFRS and non-IFRS financial measures to assess management's past, current and future decisions associated with our priorities and our allocation of capital, as well as to analyze how our business operates in, or responds to, swings in economic cycles or to other events that impact our core operations. See Schedule 1 below.

About Celestica

Celestica enables the world's best brands. Through our recognized customer-centric approach, we partner with leading companies in Aerospace and Defense, Communications, Enterprise, HealthTech, Industrial, Capital Equipment, and Energy to deliver solutions for their most complex challenges. As a leader in design, manufacturing, hardware platform and supply chain solutions, Celestica brings global expertise and insight at every stage of product development - from the drawing board to full-scale production and after-market services. With talented teams across North America, Europe and Asia, we imagine, develop and deliver a better future with our customers. For more information on Celestica, visit www.celestica.com. Our securities filings can be accessed at www.sedar.com and www.sec.gov.

Cautionary Note Regarding Forward-looking Statements

This press release contains forward-looking statements, including, without limitation, those related to the impact of the COVID-19 pandemic on our business; our priorities, goals and strategies; trends in the electronics manufacturing services (EMS) industry and our segments (and/or constituent businesses), and their anticipated impact; the anticipated impact of current market conditions on each of our segments (and/or constituent businesses) and near term expectations (positive and negative); our anticipated financial and/or operational results and outlook, including our anticipated Q4 2021 non-IFRS adjusted effective tax rate; our anticipated acquisition of PCI, the expected timing, cost, and funding thereof, and the expected impact of such acquisition, if consummated, on our Q4 2021 and 2022 financial results; our intention to launch a new NCIB and anticipated terms; our pursuit of a new term loan under our credit facility; materials, components and supply chain constraints; our credit risk; our liquidity; anticipated charges and expenses, including restructuring charges; the potential impact of tax and litigation outcomes; mandatory prepayments under our credit facility; interest rates; and our financial statement estimates and assumptions. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “continues,” “project,” "target," “potential,” “possible,” “contemplate,” “seek,” or similar expressions, or may employ such future or conditional verbs as “may,” “might,” “will,” “could,” “should,” or “would,” or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995, where applicable, and applicable Canadian securities laws.

Forward-looking statements are provided to assist readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and are subject to risks that could cause actual results to differ materially from those expressed or implied in such forward-looking statements, including, among others, risks related to:

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customer and segment concentration; challenges of replacing revenue from completed, lost or non-renewed programs or customer disengagements; our customers' ability to compete and succeed using our products and services; price, margin pressures, and other competitive factors and adverse market conditions affecting, and the highly competitive nature of, the EMS industry in general and our segments in particular (including the risk that anticipated market improvements do not materialize); changes in our mix of customers and/or the types of products or services we provide, including negative impacts of higher concentrations of lower margin programs; the cyclical and volatile nature of our semiconductor business; delays in the delivery and availability of components, services and/or materials; managing changes in customer demand; rapidly evolving and changing technologies, and changes in our customers' business or outsourcing strategies; the expansion or consolidation of our operations; volatility in the commercial aerospace industry; the inability to maintain adequate utilization of our workforce; the nature of the display market; defects or deficiencies in our products, services or designs; integrating and achieving the anticipated benefits from acquisitions and "operate-in-place" arrangements; compliance with customer-driven policies and standards, and third-party certification requirements; challenges associated with new customers or programs, or the provision of new services; the impact of our restructuring actions, divestitures and/or productivity initiatives, including a failure to achieve anticipated benefits therefrom; the incurrence of future restructuring charges, impairment charges, other write-downs of assets or operating losses; managing our business during uncertain market, political and economic conditions, including among others, geopolitical and other risks associated with our international operations, including military actions, protectionism and reactive countermeasures, economic or other sanctions or trade barriers; disruptions to our operations, or those of our customers, component suppliers and/or logistics partners, including as a result of events outside of our control, including, among others: policies or legislation instituted by the former or current administration in the U.S., U.S. and global tax reform, the potential impact of significant tariffs on items imported into the U.S. and related countermeasures, and/or the impact of (in addition to COVID-19) other widespread illness or disease; the scope, duration and impact of the COVID-19 pandemic, including its continuing adverse impact on the commercial aerospace industry; changes to our operating model; changing commodity, materials and component costs as well as labor costs and conditions; execution and/or quality issues (including our ability to successfully resolve these challenges); non-performance by counterparties; maintaining sufficient financial resources to fund currently anticipated financial actions and obligations and to pursue desirable business opportunities; negative impacts on our business resulting from current outstanding third-party indebtedness; negative impacts on our business resulting from any significant uses of cash, securities issuances, and/or additional increases in third-party indebtedness (including increased third-party indebtedness for the acquisition of PCI, and/or as a result of an inability to sell desired amounts under our uncommitted accounts receivable sales program); the failure to obtain an additional term loan in connection with our acquisition of PCI on acceptable terms, in a timely manner, or at all, and if obtained, that such term loan includes additional restrictive financial or operational covenants, significantly increased interest rates and/or additional significant fees; the failure to satisfy the closing conditions required for our purchase of PCI; a material adverse change at PCI; operational impacts that may affect PCI’s ability to achieve anticipated financial results; the purchase price for PCI varying from the expected amount; the inability to use cash on hand and/or borrowings under our credit facility to fund the acquisition as anticipated; the failure to consummate the purchase of PCI when anticipated, in a timely manner, or at all, and if the acquisition is consummated, a failure to successfully integrate the acquisition, further develop our capabilities and/or customer base in expected markets or otherwise expand our portfolio of solutions, and/or achieve the other expected synergies and benefits from the acquisition; foreign currency volatility; our global operations and supply chain; competitive bid selection processes; customer relationships with emerging companies; recruiting or retaining skilled talent; our dependence on industries affected by rapid technological change; our ability to adequately protect intellectual property and confidential information; increasing taxes, tax audits, and challenges of defending our tax positions; obtaining, renewing or meeting the conditions of tax incentives and credits; computer viruses, malware, ransomware, hacking attempts or outages that may disrupt our operations; the inability to prevent or detect all errors or fraud; the variability of revenue and operating results; unanticipated disruptions to our cash flows; compliance with applicable laws, regulations, and government subsidies, grants or credits; the management of our information technology systems; our pension and other benefit plan obligations; changes in accounting judgments, estimates and assumptions; our ability to maintain compliance with applicable (or any new) credit facility covenants; interest rate fluctuations and changes to LIBOR; deterioration in financial markets or the macro-economic environment; our credit rating; the interest of our controlling shareholder; current or future litigation, governmental actions, and/or changes in legislation or accounting standards; negative publicity; that the TSX will not accept a new NCIB; that we will not be permitted to, or do not, repurchase subordinate voting shares (SVS) under any NCIB; and our ability to achieve our environmental, social and governance (ESG) initiative goals, including with respect to climate change. The foregoing and other material risks and uncertainties are discussed in our public filings at www.sedar.com and www.sec.gov, including in our most recent MD&A, our 2020 Annual Report on Form 20-F filed with, and subsequent reports on Form 6-K furnished to, the U.S. Securities and Exchange Commission, and as applicable, the Canadian Securities Administrators.

The forward-looking statements contained in this press release are based on various assumptions, many of which involve factors that are beyond our control. Our material assumptions include those related to the following: the scope and duration of materials constraints and the COVID-19 pandemic and its impact on our sites, customers and suppliers; fluctuation of production schedules from our customers in terms of volume and mix of products or services; the timing and execution of, and investments associated with, ramping new business; the success of our customers’ products; our ability to retain programs and customers; the stability of general economic and market conditions and currency exchange rates; supplier performance, pricing and terms; compliance by third parties with their contractual obligations; the costs and availability of components, materials, services, equipment, labor, energy and transportation; that our customers will retain liability for product/component tariffs and countermeasures; global tax legislation changes; our ability to keep pace with rapidly changing technological developments; the timing, execution and effect of restructuring actions; the successful resolution of quality issues that arise from time to time; the components of our leverage ratio (as defined in our credit facility); our ability to successfully diversify our customer base and develop new capabilities; the availability of cash resources for, and the permissibility under our credit facility of, repurchases of outstanding SVS under NCIBs, acceptance of a new NCIB and

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compliance with applicable laws and regulations pertaining to NCIBs; receipt of an additional term loan under our credit facility on acceptable terms and in a timely manner; that we will maintain compliance with applicable (or any new) credit facility covenants; anticipated demand strength in certain of our businesses; anticipated demand weakness in, and/or the impact of anticipated adverse market conditions on, certain of our businesses; and that: the closing conditions to our purchase of PCI will be satisfied in a timely manner; no material adverse change will have occurred at PCI; anticipated financial results by PCI will be achieved; our purchase of PCI will be consummated in a timely manner and on anticipated terms; our ability to use available cash on hand and incur further indebtedness under our credit facility will be as expected in order to finance the PCI acquisition as anticipated; once acquired, we are able to successfully integrate PCI, further develop our ATS segment business, and achieve the other expected synergies and benefits from the acquisition; all financial information provided by PCI is accurate and complete, and all forecasts of PCI’s operating results are reasonable and were provided to Celestica in good faith; and we will continue to have sufficient financial resources to fund currently anticipated financial actions and obligations and to pursue desirable business opportunities. Although management believes its assumptions to be reasonable under the current circumstances, they may prove to be inaccurate, which could cause actual results to differ materially (and adversely) from those that would have been achieved had such assumptions been accurate. Forward-looking statements speak only as of the date on which they are made, and we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.
All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Contacts:
Celestica Global Communications             Celestica Investor Relations
(416) 448-2200                        (416) 448-2211
media@celestica.com                     clsir@celestica.com

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Schedule 1
Supplementary Non-IFRS Financial Measures

The non-IFRS financial measures included in this press release are: adjusted gross profit, adjusted gross margin (adjusted gross profit as a percentage of revenue), adjusted selling, general and administrative expenses (SG&A), adjusted SG&A as a percentage of revenue, operating earnings (or adjusted EBIAT), operating margin (operating earnings or adjusted EBIAT as a percentage of revenue), adjusted net earnings, adjusted EPS, adjusted return on invested capital (adjusted ROIC), free cash flow, adjusted tax expense and adjusted effective tax rate. Adjusted EBIAT, adjusted ROIC, free cash flow, adjusted tax expense and adjusted effective tax rate are further described in the tables below. In calculating our non-IFRS financial measures, management excludes the following items where indicated in the table below: employee stock-based compensation (SBC) expense, amortization of intangible assets (excluding computer software), Other Charges, net of recoveries (defined below), Finance Costs (defined below), and acquisition inventory fair value adjustments, all net of the associated tax adjustments (quantified in the table below), and non-core tax impacts (tax adjustments related to acquisitions, and certain other tax costs or recoveries related to restructuring actions or restructured sites).
We believe the non-IFRS financial measures we present herein are useful to investors, as they enable investors to evaluate and compare our results from operations in a more consistent manner (by excluding specific items that we do not consider to be reflective of our core operations), to evaluate cash resources that we generate from our business each period, and to provide an analysis of operating results using the same measures our chief operating decision makers use to measure performance. In addition, management believes that the use of a non-IFRS adjusted tax expense and a non-IFRS adjusted effective tax rate provide improved insight into the tax effects of our core operations, and are useful to management and investors for historical comparisons and forecasting. These non-IFRS financial measures result largely from management’s determination that the facts and circumstances surrounding the excluded charges or recoveries are not indicative of our core operations.

Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies that report under IFRS, or who report under U.S. GAAP and use non-GAAP financial measures to describe similar financial metrics. Non-IFRS financial measures are not measures of performance under IFRS and should not be considered in isolation or as a substitute for any IFRS financial measure.
The most significant limitation to management’s use of non-IFRS financial measures is that the charges or credits excluded from the non-IFRS financial measures are nonetheless recognized under IFRS and have an economic impact on us. Management compensates for these limitations primarily by issuing IFRS results to show a complete picture of our performance, and reconciling non-IFRS financial measures back to the most directly comparable IFRS financial measures.
The economic substance of the exclusions described above (where applicable to the periods presented) and management’s rationale for excluding them from non-IFRS financial measures is provided below:
Employee SBC expense, which represents the estimated fair value of stock options, restricted share units and performance share units granted to employees, is excluded because grant activities vary significantly from quarter-to-quarter in both quantity and fair value. In addition, excluding this expense allows us to better compare core operating results with those of our competitors who also generally exclude employee SBC expense in assessing operating performance, who may have different granting patterns and types of equity awards, and who may use different valuation assumptions than we do.
Amortization charges (excluding computer software) consist of non-cash charges against intangible assets that are impacted by the timing and magnitude of acquired businesses. Amortization of intangible assets varies among our competitors, and we believe that excluding these charges permits a better comparison of core operating results with those of our competitors who also generally exclude amortization charges in assessing operating performance.
Other Charges, net of recoveries, consist of, when applicable: Restructuring Charges, net of recoveries (defined below); Transition Costs (defined below); net Impairment charges (defined below); consulting, transaction and integration costs related to potential and completed acquisitions, and charges or releases related to the subsequent re-measurement of indemnification assets or the release of indemnification or other liabilities recorded in connection with our acquisition of Impakt Holdings, LLC (such releases were first recorded in the

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first quarter of 2021) (collectively, Acquisition Costs (Recoveries)); legal settlements (recoveries); credit facility-related charges; and post-employment benefit plan losses. We exclude these charges, net of recoveries, because we believe that they are not directly related to ongoing operating results and do not reflect expected future operating expenses after completion of these activities or incurrence of the relevant costs. Our competitors may record similar charges at different times, and we believe these exclusions permit a better comparison of our core operating results with those of our competitors who also generally exclude these types of charges, net of recoveries, in assessing operating performance.

Restructuring Charges, net of recoveries, consist of costs relating to: employee severance, lease terminations, site closings and consolidations; write-downs of owned property and equipment which are no longer used and are available for sale; and reductions in infrastructure.
Transition Costs consist of: (i) costs recorded in connection with the relocation of our Toronto manufacturing operations, and the move of our corporate headquarters into and out of a temporary location during, and upon completion, of the construction of space in a new office building at our former location (all in connection with the 2019 sale of our Toronto real property) and (ii) costs recorded in connection with the transfer of manufacturing lines from closed sites to other sites within our global network. Transition Costs consist of direct relocation and duplicate costs (such as rent expense, utility costs, depreciation charges, and personnel costs) incurred during the transition periods, as well as cease-use costs incurred in connection with idle or vacated portions of the relevant premises that we would not have incurred but for these relocations and transfers. We believe that excluding these costs permits a better comparison of our core operating results from period-to-period, as these costs will not reflect our ongoing operations once these relocations and manufacturing line transfers are complete.
Impairment charges, which consist of non-cash charges against goodwill, intangible assets, property, plant and equipment, and right-of-use (ROU) assets, result primarily when the carrying value of these assets exceeds their recoverable amount.
Finance Costs consist of interest expense and fees related to our credit facility (including debt issuance and related amortization costs), our interest rate swap agreements, our accounts receivable sales program and customers' supplier financing programs, and interest expense on our lease obligations, net of interest income earned. We believe that excluding these costs provides useful insight for assessing the performance of our core operations.
Acquisition inventory fair value adjustments relate to the write-up of the inventory acquired in connection with our acquisitions, representing the difference between the cost and fair value of such inventory. We exclude the impact of the recognition of these adjustments, when incurred, because we believe such exclusion permits a better comparison of our core operating results from period-to-period, as their impact is not indicative of our ongoing operating performance.
Non-core tax impacts are excluded, as we believe that these costs or recoveries do not reflect core operating performance and vary significantly among those of our competitors who also generally exclude these costs or recoveries in assessing operating performance.
The following table sets forth, for the periods indicated, the various non-IFRS financial measures discussed above, and a reconciliation of non-IFRS financial measures to the most directly comparable IFRS financial measures (in millions, except percentages and per share amounts):

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	Three months ended September 30				Nine months ended September 30
	2020		2021		2020		2021
		% of revenue		% of revenue		% of revenue		% of revenue
IFRS revenue	$1,550.5		$1,467.4		$4,361.5		$4,122.6

IFRS gross profit	$124.2	8.0%	$125.4	8.5%	$323.8	7.4%	$344.9	8.4%
Employee SBC expense	1.1		3.1		8.9		9.4
Non-IFRS adjusted gross profit	$125.3	8.1%	$128.5	8.8%	$332.7	7.6%	$354.3	8.6%

IFRS SG&A	$56.9	3.7%	$62.0	4.2%	$171.3	3.9%	$179.6	4.4%
Employee SBC expense	(0.6)		(5.5)		(11.8)		(14.8)
Non-IFRS adjusted SG&A	$56.3	3.6%	$56.5	3.9%	$159.5	3.7%	$164.8	4.0%

IFRS earnings before income taxes	$40.3	2.6%	$43.9	3.0%	$63.8	1.5%	$94.4	2.3%
Finance Costs	8.9		7.8		28.6		23.4
Employee SBC expense	1.7		8.6		20.7		24.2
Amortization of intangible assets (excluding computer software)	5.5		4.9		16.9		14.7
Other Charges (recoveries)	3.7		(3.9)		19.0		2.9
Non-IFRS operating earnings (adjusted EBIAT) (1)	$60.1	3.9%	$61.3	4.2%	$149.0	3.4%	$159.6	3.9%

IFRS net earnings	$30.4	2.0%	$35.2	2.4%	$40.5	0.9%	$72.0	1.7%
Employee SBC expense	1.7		8.6		20.7		24.2
Amortization of intangible assets (excluding computer software)	5.5		4.9		16.9		14.7
Other Charges (recoveries)	3.7		(3.9)		19.0		2.9
Adjustments for taxes (2)	(0.4)		(1.4)		(3.8)		(4.7)
Non-IFRS adjusted net earnings	$40.9		$43.4		$93.3		$109.1

Diluted EPS
Weighted average # of shares (in millions)	129.1		125.5		129.1		127.3
IFRS earnings per share	$0.24		$0.28		$0.31		$0.57
Non-IFRS adjusted earnings per share	$0.32		$0.35		$0.72		$0.86
# of shares outstanding at period end (in millions)	129.1		124.7		129.1		124.7

IFRS cash provided by operations	$42.0		$55.7		$189.9		$161.0
Purchase of property, plant and equipment, net of sales proceeds	(9.9)		(13.2)		(32.2)		(35.3)
Lease payments (3)	(9.9)		(10.0)		(27.9)		(30.0)
Finance Costs paid (excluding debt issuance costs paid) (3)	(6.4)		(5.4)		(22.3)		(16.5)
Non-IFRS free cash flow (3)	$15.8		$27.1		$107.5		$79.2

IFRS ROIC % (4)	10.2%		10.9%		5.3%		7.8%
Non-IFRS adjusted ROIC % (4)	15.2%		15.2%		12.5%		13.2%

(1)    Management uses non-IFRS operating earnings (adjusted EBIAT) as a measure to assess performance related to our core operations. Non-IFRS adjusted EBIAT is defined as earnings (loss) before income taxes, Finance Costs (defined above), employee SBC expense, amortization of intangible assets (excluding computer software), Other Charges (recoveries) (defined above), and in applicable periods, acquisition inventory fair value adjustments. See note 8 to our Q3 2021 Interim Financial Statements for separate quantification and discussion of the components of Other Charges (recoveries).

(2)    The adjustments for taxes, as applicable, represent the tax effects of our non-IFRS adjustments and non-core tax impacts (see below).

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The following table sets forth a reconciliation of our IFRS tax expense and IFRS effective tax rate to our non-IFRS adjusted tax expense and our non-IFRS adjusted effective tax rate for the periods indicated, in each case determined by excluding the tax benefits or costs associated with the listed items (in millions, except percentages) from our IFRS tax expense for such periods:

	Three months ended				Nine months ended
	September 30				September 30
	2020	Effective tax rate	2021	Effective tax rate	2020	Effective tax rate	2021	Effective tax rate

IFRS tax expense and IFRS effective tax rate	$9.9	25%	$8.7	20%	$23.3	37%	$22.4	24%

Tax costs (benefits) of the following items excluded from IFRS tax expense:
Employee SBC expense	0.2		1.4		1.2		2.9
Other Charges (recoveries)	0.2		—		2.2		0.7
Non-core tax impacts related to tax uncertainties*	—		—		0.4		—
Non-core tax impact related to restructured sites**	—		—		—		1.1
Non-IFRS adjusted tax expense and non-IFRS adjusted effective tax rate	$10.3	20%	$10.1	19%	$27.1	23%	$27.1	20%
* Consists of the reversal of certain tax uncertainties related to a prior acquisition that became statute-barred in the first quarter of 2020.
** Consists of the reversals of tax uncertainties related to one of our Asian subsidiaries that completed its liquidation and dissolution during the first quarter of 2021.

(3)    Management uses non-IFRS free cash flow as a measure, in addition to IFRS cash provided by (used in) operations, to assess our operational cash flow performance. We believe non-IFRS free cash flow provides another level of transparency to our liquidity. Non-IFRS free cash flow is defined as cash provided by (used in) operations after the purchase of property, plant and equipment (net of proceeds from the sale of certain surplus equipment and property), lease payments and Finance Costs paid (excluding any debt issuance costs and when applicable, waiver fees related to our credit facility). We do not consider debt issuance costs (nil paid in Q3 2021 and YTD 2021; $0.3 million and $0.6 million paid in Q3 2020 and YTD 2020, respectively) or such waiver fees (when applicable) to be part of our ongoing financing expenses. As a result, these costs are excluded from total Finance Costs paid in our determination of non-IFRS free cash flow. Note, however, that non-IFRS free cash flow does not represent residual cash flow available to Celestica for discretionary expenditures.

(4)    Management uses non-IFRS adjusted ROIC as a measure to assess the effectiveness of the invested capital we use to build products or provide services to our customers, by quantifying how well we generate earnings relative to the capital we have invested in our business. Non-IFRS adjusted ROIC is calculated by dividing non-IFRS adjusted EBIAT by average net invested capital. Net invested capital (calculated in the table below) is defined as total assets less: cash, ROU assets, accounts payable, accrued and other current liabilities, provisions, and income taxes payable. We use a two-point average to calculate average net invested capital for the quarter and a four-point average to calculate average net invested capital for the nine-month period. A comparable measure under IFRS would be determined by dividing IFRS earnings (loss) before income taxes by average net invested capital (which we have set forth in the charts above and below), however, this measure (which we have called IFRS ROIC), is not a measure defined under IFRS.

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The following table sets forth, for the periods indicated, our calculation of IFRS ROIC % and non-IFRS adjusted ROIC % (in millions, except IFRS ROIC % and non-IFRS adjusted ROIC %).

	Three months ended		Nine months ended
	September 30		September 30
	2020	2021	2020	2021

IFRS earnings before income taxes	$40.3	$43.9	$63.8	$94.4
Multiplier to annualize earnings	4	4	1.333	1.333
Annualized IFRS earnings before income taxes	$161.2	$175.6	$85.0	$125.8

Average net invested capital for the period	$1,586.4	$1,617.3	$1,594.9	$1,613.5

IFRS ROIC % (1)	10.2%	10.9%	5.3%	7.8%

	Three months ended		Nine months ended
	September 30		September 30
	2020	2021	2020	2021

Non-IFRS operating earnings (adjusted EBIAT)	$60.1	$61.3	$149.0	$159.6
Multiplier to annualize earnings	4	4	1.333	1.333
Annualized non-IFRS adjusted EBIAT	$240.4	$245.2	$198.6	$212.7

Average net invested capital for the period	$1,586.4	$1,617.3	$1,594.9	$1,613.5

Non-IFRS adjusted ROIC % (1)	15.2%	15.2%	12.5%	13.2%

	December 31 2020	March 31 2021	June 30 2021	September 30 2021

Net invested capital consists of:
Total assets	$3,664.1	$3,553.4	$3,745.4	$4,026.1
Less: cash	463.8	449.4	467.2	477.2
Less: ROU assets	101.0	98.4	100.5	115.4
Less: accounts payable, accrued and other current liabilities, provisions and income taxes payable	1,478.4	1,407.0	1,575.8	1,800.8
Net invested capital at period end (1)	$1,620.9	$1,598.6	$1,601.9	$1,632.7

	December 31 2019	March 31 2020	June 30 2020	September 30 2020

Net invested capital consists of:
Total assets	$3,560.7	$3,537.8	$3,788.1	$3,789.3
Less: cash	479.5	472.1	435.9	451.4
Less: ROU assets	104.1	96.9	94.4	101.2
Less: accounts payable, accrued and other current liabilities, provisions and income taxes payable	1,341.7	1,397.5	1,684.1	1,637.6
Net invested capital at period end (1)	$1,635.4	$1,571.3	$1,573.7	$1,599.1
(1)    See footnote 4 of the previous table.

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CELESTICA INC.
CONDENSED CONSOLIDATED BALANCE SHEET
(in millions of U.S. dollars)
(unaudited)

	Note	December 31 2020	September 30 2021

Assets
Current assets:
Cash and cash equivalents		$463.8	$477.2
Accounts receivable	4	1,093.4	1,148.1
Inventories	5	1,091.5	1,405.9
Income taxes receivable		6.8	8.5
Other current assets		81.7	63.5
Total current assets		2,737.2	3,103.2

Property, plant and equipment		332.5	319.7
Right-of-use assets		101.0	115.4
Goodwill		198.6	198.2
Intangible assets		229.4	216.4
Deferred income taxes		39.9	51.1
Other non-current assets		25.5	22.1
Total assets		$3,664.1	$4,026.1

Liabilities and Equity
Current liabilities:
Current portion of borrowings under credit facility and lease obligations	6	$99.8	$55.7
Accounts payable		854.5	1,095.4
Accrued and other current liabilities	5	553.1	633.8
Income taxes payable		51.8	54.5
Current portion of provisions		19.0	17.1
Total current liabilities		1,578.2	1,856.5

Long-term portion of borrowings under credit facility and lease obligations	6	486.1	516.1
Pension and non-pension post-employment benefit obligations		117.3	114.5
Provisions and other non-current liabilities		41.2	41.0
Deferred income taxes		32.3	28.7
Total liabilities		2,255.1	2,556.8

Equity:
Capital stock	7	1,834.2	1,764.5
Treasury stock	7	(15.7)	(2.3)
Contributed surplus		974.5	1,035.4
Deficit		(1,368.8)	(1,296.8)
Accumulated other comprehensive loss		(15.2)	(31.5)
Total equity		1,409.0	1,469.3
Total liabilities and equity		$3,664.1	$4,026.1

Commitments and Contingencies (note 12).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(in millions of U.S. dollars, except per share amounts)
(unaudited)

		Three months ended		Nine months ended
		September 30		September 30
	Note	2020	2021	2020	2021

Revenue	3	$1,550.5	$1,467.4	$4,361.5	$4,122.6
Cost of sales	5	1,426.3	1,342.0	4,037.7	3,777.7
Gross profit		124.2	125.4	323.8	344.9
Selling, general and administrative expenses (SG&A)		56.9	62.0	171.3	179.6
Research and development		8.1	10.0	21.5	27.8
Amortization of intangible assets		6.3	5.6	19.6	16.8
Other charges (recoveries)	8	3.7	(3.9)	19.0	2.9
Earnings from operations		49.2	51.7	92.4	117.8
Finance costs	6	8.9	7.8	28.6	23.4
Earnings before income taxes		40.3	43.9	63.8	94.4
Income tax expense (recovery)	9
Current		9.7	17.0	29.2	36.5
Deferred		0.2	(8.3)	(5.9)	(14.1)
		9.9	8.7	23.3	22.4
Net earnings for the period		$30.4	$35.2	$40.5	$72.0

Basic earnings per share		$0.24	$0.28	$0.31	$0.57
Diluted earnings per share		$0.24	$0.28	$0.31	$0.57

Shares used in computing per share amounts (in millions):
Basic		129.1	125.4	129.1	127.3
Diluted		129.1	125.5	129.1	127.3

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(in millions of U.S. dollars)
(unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2020	2021	2020	2021

Net earnings for the period	$30.4	$35.2	$40.5	$72.0
Other comprehensive income (loss), net of tax:
Items that will not be reclassified to net earnings:
Losses on pension and non-pension post-employment benefit plans	(0.2)	—	(0.2)	—
Items that may be reclassified to net earnings:
Currency translation differences for foreign operations	2.0	(1.5)	1.2	(6.1)
Changes from currency forward derivatives designated as hedges	2.3	(5.1)	0.8	(16.6)
Changes from interest rate swap derivatives designated as hedges	1.7	1.6	(6.7)	6.4
Total comprehensive income for the period	$36.2	$30.2	$35.6	$55.7

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(in millions of U.S. dollars)
(unaudited)

	Note	Capital stock (note 7 )	Treasury stock (note 7)	Contributed surplus	Deficit	Accumulated other comprehensive loss (a)	Total equity
Balance -- January 1, 2020		$1,832.1	$(14.8)	$982.6	$(1,420.1)	$(23.6)	$1,356.2
Capital transactions	7
Issuance of capital stock		2.2	—	(2.2)	—	—	—
Purchase of treasury stock for stock-based plans		—	(13.1)	—	—	—	(13.1)
Equity-settled stock-based compensation (SBC)		—	14.0	7.8	—	—	21.8
Total comprehensive income (loss):
Net earnings for the period		—	—	—	40.5	—	40.5
Other comprehensive income (loss), net of tax:
Losses on pension and non-pension post-employment benefit plans		—	—	—	(0.2)	—	(0.2)
Currency translation differences for foreign operations		—	—	—	—	1.2	1.2
Changes from currency forward derivatives designated as hedges		—	—	—	—	0.8	0.8
Changes from interest rate swap derivatives designated as hedges		—	—	—	—	(6.7)	(6.7)
Balance -- September 30, 2020		$1,834.3	$(13.9)	$988.2	$(1,379.8)	$(28.3)	$1,400.5

Balance -- January 1, 2021		$1,834.2	$(15.7)	$974.5	$(1,368.8)	$(15.2)	$1,409.0
Capital transactions	7
Issuance of capital stock		0.3	—	(0.2)	—	—	0.1
Repurchase of capital stock for cancellation(b)		(70.0)	—	49.1	—	—	(20.9)
Equity-settled SBC		—	13.4	12.0	—	—	25.4
Total comprehensive income (loss):
Net earnings for the period		—	—	—	72.0	—	72.0
Other comprehensive income (loss), net of tax:
Currency translation differences for foreign operations		—	—	—	—	(6.1)	(6.1)
Changes from currency forward derivatives designated as hedges		—	—	—	—	(16.6)	(16.6)
Changes from interest rate swap derivatives designated as hedges		—	—	—	—	6.4	6.4
Balance -- September 30, 2021		$1,764.5	$(2.3)	$1,035.4	$(1,296.8)	$(31.5)	$1,469.3

(a)  Accumulated other comprehensive loss is net of tax.
(b) We paid $35.9 to repurchase subordinate voting shares (SVS) for cancellation during the first nine months of 2021, offset by the reversal of a $15.0 prior accrual as of December 31, 2020 for the contractual maximum of permitted SVS repurchases as of December 31, 2020 under an automatic share purchase plan executed in December 2020. See note 7.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(in millions of U.S. dollars)
(unaudited)

		Three months ended		Nine months ended
		September 30		September 30
	Note	2020	2021	2020	2021

Cash provided by (used in):
Operating activities:
Net earnings for the period		$30.4	$35.2	$40.5	$72.0
Adjustments to net earnings for items not affecting cash:
Depreciation and amortization		31.2	30.6	93.9	91.5
Equity-settled employee SBC expense	7	1.7	8.6	20.7	24.2
Other charges (recoveries)	8	0.7	(0.8)	2.4	(1.4)
Finance costs		8.9	7.8	28.6	23.4
Income tax expense		9.9	8.7	23.3	22.4
Other		10.4	5.2	9.5	19.5
Changes in non-cash working capital items:
Accounts receivable		10.4	(61.2)	(72.3)	(54.7)
Inventories		0.9	(181.0)	(213.0)	(314.4)
Other current assets		(4.9)	(10.9)	(7.1)	(7.1)
Accounts payable, accrued and other current liabilities and provisions		(48.1)	226.5	287.7	320.7
Non-cash working capital changes		(41.7)	(26.6)	(4.7)	(55.5)
Net income tax paid		(9.5)	(13.0)	(24.3)	(35.1)
Net cash provided by operating activities		42.0	55.7	189.9	161.0

Investing activities:
Purchase of computer software and property, plant and equipment		(10.1)	(15.7)	(33.6)	(37.8)
Proceeds related to the sale of assets		0.2	2.5	1.4	2.5
Net cash used in investing activities		(9.9)	(13.2)	(32.2)	(35.3)

Financing activities:
Repayments under credit facility	6	—	—	(121.9)	(30.0)
Payment of lease obligations		(9.9)	(10.0)	(27.9)	(30.0)
Issuance of capital stock		—	0.1	—	0.1
Repurchase of capital stock for cancellation	7	—	(17.2)	—	(35.9)
Purchase of treasury stock for stock-based plans	7	—	—	(13.1)	—
Finance costs paid	6	(6.7)	(5.4)	(22.9)	(16.5)
Net cash used in financing activities		(16.6)	(32.5)	(185.8)	(112.3)

Net increase (decrease) in cash and cash equivalents		15.5	10.0	(28.1)	13.4
Cash and cash equivalents, beginning of period		435.9	467.2	479.5	463.8
Cash and cash equivalents, end of period		$451.4	$477.2	$451.4	$477.2

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

1.             REPORTING ENTITY

Celestica Inc. (Celestica) is incorporated in Ontario with its corporate headquarters located in Toronto, Ontario, Canada. Celestica’s subordinate voting shares (SVS) are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).

2.             BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance:

These unaudited interim condensed consolidated financial statements for the period ended September 30, 2021 (Q3 2021 Interim Financial Statements) have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, and the accounting policies we have adopted in accordance with International Financial Reporting Standards (IFRS), in each case as issued by the International Accounting Standards Board (IASB), and reflect all adjustments that are, in the opinion of management, necessary to present fairly our financial position as at September 30, 2021 and our financial performance, comprehensive income and cash flows for the three and nine months ended September 30, 2021 (referred to herein as Q3 2021 and YTD 2021, respectively). The Q3 2021 Interim Financial Statements should be read in conjunction with our 2020 annual audited consolidated financial statements (2020 AFS), which are included in our Annual Report on Form 20-F for the year ended December 31, 2020. The Q3 2021 Interim Financial Statements are presented in United States (U.S.) dollars, which is also our functional currency. Unless otherwise noted, all financial information is presented in millions of U.S. dollars (except percentages and per share amounts).

The Q3 2021 Interim Financial Statements were authorized for issuance by our board of directors on October 25, 2021.

Use of estimates and judgments:

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses, and related disclosures with respect to contingent assets and liabilities. We base our judgments, estimates and assumptions on current facts, historical experience and various other factors that we believe are reasonable under the circumstances. The economic environment could also impact certain estimates and discount rates necessary to prepare our consolidated financial statements. Our assessment of these factors forms the basis for our judgments on the carrying values of our assets and liabilities, and the accrual of our costs and expenses. Actual results could differ materially from our estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis and make revisions as determined necessary by management. Revisions are recognized in the period in which the estimates are revised and may also impact future periods.
Our review of the estimates, judgments and assumptions used in the preparation of our financial statements for each of the first three quarters of 2021 and 2020 included consideration of actual and potential impacts of coronavirus disease 2019 and related mutations (COVID-19), including with respect to, among other things: the determination of whether indicators of impairment existed for our assets and cash generating units (CGUs1), our estimated inventory provisions and expected credit losses, customer creditworthiness, and our eligibility for COVID-19-related government subsidies, grants and/or credits (COVID Subsidies) recognized during such periods (see note 11). Any revisions to estimates, judgments or assumptions (due to COVID-19 or otherwise) may result in, among other things, write-downs or impairments to our assets or CGUs, and/or adjustments to the carrying amount of our accounts receivable (A/R) and/or inventories, any of which could have a material impact on our financial performance and financial condition. However, we determined that no significant revisions to our estimates, judgments or assumptions were required during any of the first three quarters of 2021 as a result of COVID-19 (or otherwise). While we continue to believe the COVID-19 pandemic to be temporary, the situation remains dynamic and the impact of COVID-19 on our financial performance and financial condition, including its impact on overall customer demand, cannot be reasonably estimated at this time. However, we continue to believe that our long-term estimates and assumptions are appropriate.
1 CGUs are the smallest identifiable group of assets that cannot be tested individually and generate cash inflows that are largely independent of those of other assets or groups of assets, and can be comprised of a single site, a group of sites, or a line of business.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
Accounting policies:

The Q3 2021 Interim Financial Statements are based on accounting policies consistent with those described in note 2 to our 2020 AFS, and the recently adopted accounting standard discussed below.

Recently adopted accounting standard:

Interest Rate Benchmark Reform - Phase 2 (Amendments to IFRS 9 (Financial Instruments), IAS 39 (Financial Instruments: Recognition and Measurement), IFRS 7 (Financial Instruments: Disclosures), IFRS 4 (Insurance Contracts) and IFRS 16 (Leases)):

In August 2020, the IASB issued Interest Rate Benchmark Reform - Phase 2, which amends IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16. The amendments complement those issued in September 2019 and focus on the effects on financial statements when a company replaces a previous interest rate benchmark with an alternative benchmark rate as a result of Interbank Offered Rates (IBOR) reform. We adopted the Phase 2 amendments as of January 1, 2021. As of September 30, 2021, applicable interest rate benchmarks in the Company’s agreements have not been replaced. As a result, the adoption of the Phase 2 amendments had no impact on the Q3 2021 Interim Financial Statements. We will continue to monitor relevant developments and will evaluate the impact of the Phase 2 amendments on our consolidated financial statements as IBOR reform progresses.

3.             SEGMENT AND CUSTOMER REPORTING

Segments:

Celestica delivers innovative supply chain solutions globally to customers in two operating and reportable segments: Advanced Technology Solutions (ATS) and Connectivity & Cloud Solutions (CCS). Segment performance is evaluated based on segment revenue, segment income and segment margin (segment income as a percentage of segment revenue). See note 26 to our 2020 AFS for a description of the businesses that comprise our segments, and how segment revenue, segment income and segment margin are determined.

Information regarding the performance of our reportable segments is set forth below:

Revenue by segment:	Three months ended September 30				Nine months ended September 30
	2020		2021		2020		2021
		% of total		% of total		% of total		% of total
ATS	$525.8	34%	$588.4	40%	$1,573.1	36%	$1,682.3	41%
CCS	1,024.7	66%	879.0	60%	2,788.4	64%	2,440.3	59%
Communications end market revenue as a % of total revenue		45%		39%		42%		40%
Enterprise end market revenue as a % of total revenue		21%		21%		22%		19%
Total	$1,550.5		$1,467.4		$4,361.5		$4,122.6

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

Segment income, segment margin, and reconciliation of segment income to IFRS earnings before income taxes:		Three months ended September 30				Nine months ended September 30
	Note	2020		2021		2020		2021
			Segment Margin		Segment Margin		Segment Margin		Segment Margin
ATS segment income and margin		$19.5	3.7%	$25.1	4.3%	$49.7	3.2%	$69.6	4.1%
CCS segment income and margin		40.6	4.0%	36.2	4.1%	99.3	3.6%	90.0	3.7%
Total segment income		60.1		61.3		149.0		159.6
Reconciling items:
Finance costs	6	8.9		7.8		28.6		23.4
Employee stock-based compensation (SBC) expense		1.7		8.6		20.7		24.2
Amortization of intangible assets (excluding computer software)		5.5		4.9		16.9		14.7
Other charges (recoveries)	8	3.7		(3.9)		19.0		2.9
IFRS earnings before income taxes		$40.3		$43.9		$63.8		$94.4

Customers:

In Q3 2021, we had one customer, a CCS segment customer, that individually represented 10% or more of total revenue (YTD 2021 — no such customer). For the third quarter 2020 (Q3 2020) and the first nine months of 2020 (YTD 2020), we had one customer, Cisco Systems, Inc. (Cisco), a CCS segment customer, that individually represented 10% or more of total revenue. Our exit from programs with Cisco was completed in the fourth quarter of 2020.

Seasonality:

From time to time, we experience some level of seasonality in our quarterly revenue patterns across certain of our businesses. Recently, revenue from our Enterprise end market has decreased in the first quarter of the year compared to the previous quarter, and then increased in the second quarter, reflecting an increase in customer demand. We also typically experience our lowest overall revenue levels during the first quarter of each year. There can be no assurance that these patterns will continue. The addition of new customers has also introduced different demand cycles from our existing customers, creating more volatility and unpredictability in our revenue patterns. These and other factors make it difficult to isolate the impact of seasonality on our business.

4.             ACCOUNTS RECEIVABLE

Accounts receivable (A/R) sales program and supplier financing programs (SFPs):
We entered into an agreement in March 2020 with a third-party bank to sell up to $300.0 in A/R on an uncommitted basis, subject to pre-determined limits by customer. This agreement has a one-year term, with automatic annual one-year extensions, and may be terminated at any time by the bank or by us upon 3 months’ prior notice, or by the bank upon specified defaults. This agreement was automatically extended in March 2021. We are required to comply with covenants, including those relating to the fulfillment of payment obligations and restrictions on the sale, assignment or creation of liens, with respect to A/R sold under this agreement. At September 30, 2021 and December 31, 2020, we were in compliance with these covenants. Under our A/R sales program, we continue to collect cash from our customers and remit amounts collected to the bank weekly.
In addition, we participate in two SFPs (one with a CCS segment customer and one with an ATS segment customer), pursuant to which we sell A/R from the relevant customer to third-party banks on an uncommitted basis. The SFPs have an indefinite term and may be terminated at any time by the customer or by us upon specified prior notice. We utilize the SFPs to substantially offset the effect of extended payment terms required by these customers on our working capital for the period. Under our SFPs, the third-party banks collect the relevant receivables directly from these customers.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
At September 30, 2021, we sold $91.5 of A/R under our A/R sales program (December 31, 2020 — $119.7) and $47.6 of A/R under the SFPs (December 31, 2020 — $65.3).

The A/R sold under each of these programs are de-recognized from our A/R balance, and the proceeds are reflected as cash provided by operating activities in our consolidated statement of cash flows. Upon sale, we assign the rights to the A/R to the banks. A/R are sold net of discount charges, which are recorded as finance costs in our consolidated statement of operations.

Contract assets:

At September 30, 2021, our A/R balance included $203.0 of contract assets (December 31, 2020 — $231.8) recognized as revenue in accordance with our revenue recognition accounting policy.

5.             INVENTORIES
We record inventory provisions, net of valuation recoveries, in cost of sales. Inventory provisions reflect write-downs in the value of our inventory to net realizable value, and valuation recoveries primarily reflect gains on the disposition of previously written-down inventory. We recorded net inventory provisions of $0.2 and $3.1 for Q3 2021 and YTD 2021, respectively (Q3 2020 — $6.6; YTD 2020 — $15.4).
Certain of our contracts provide for customer cash deposits to cover our risk of excess or obsolete inventory and/or for working capital requirements. Such deposits as of September 30, 2021 totaled $264.7 (December 31, 2020 — $174.7) and were recorded in accrued and other current liabilities on our consolidated balance sheet.

6.          CREDIT FACILITIES AND LEASE OBLIGATIONS

We are party to a credit agreement (Credit Facility) with Bank of America, N.A., as Administrative Agent, and the other lenders party thereto, which provided a term loan in the original principal amount of $350.0 (Initial Term Loan) and a term loan in the original principal amount of $250.0 (Incremental Term Loan), each of which matures in June 2025, and provides a $450.0 revolving credit facility (Revolver) that matures in June 2023. The Initial Term Loan and the Incremental Term Loan are collectively referred to as the Term Loans.

The Term Loans required aggregate quarterly principal repayments of $1.5, and require a lump sum repayment of the remainder outstanding at maturity. We are also required to make annual prepayments of outstanding obligations under the Credit Facility ranging from 0% — 50% (based on a defined leverage ratio) of specified excess cash flow for the prior fiscal year. A mandatory prepayment of our Term Loans of $107.0 (ECF Amount) was required in the second quarter of 2020 (Q2 2020) under this provision, which we paid during the first half of 2020 (described below). No such prepayments based on 2020 excess cash flow are required in 2021. In addition, prepayments of outstanding obligations under the Credit Facility may also be required in the amount of specified net cash proceeds received above a specified annual threshold. No Credit Facility prepayments based on net cash proceeds were or are required during 2020 or 2021, respectively. Any outstanding amounts under the Revolver are due at maturity.

In the first quarter of 2021 (Q1 2021), we repaid an aggregate of $30.0 under our Incremental Term Loan. No further principal prepayments were required or made under the Credit Facility during 2021. During the first quarter of 2020 (Q1 2020), we made the scheduled quarterly principal repayment of $0.875 under the Initial Term Loan, and also prepaid an aggregate of $60.0 under the Incremental Term Loan. In April 2020, we prepaid $47.0 under the Initial Term Loan. These two prepayments satisfied all remaining scheduled quarterly principal repayments of the Term Loans prior to maturity (excess amounts were applied to remaining principal amounts outstanding thereunder), and also satisfied our obligations with respect to the ECF Amount. We prepaid an additional $14.0 under the Term Loans in June 2020. No further principal prepayments were required or made under the Credit Facility during 2020.

At September 30, 2021, we were in compliance with all restrictive and financial covenants under the Credit Facility (December 31, 2020 — in compliance).

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
The following tables set forth, at the dates shown: outstanding borrowings under the Credit Facility, excluding ordinary course letters of credit (L/Cs); outstanding lease obligations; and information regarding outstanding L/Cs, surety bonds and overdraft facilities:

	Outstanding borrowings		Notional amounts under interest rate swaps (note 10)
	December 31 2020	September 30 2021	December 31 2020	September 30 2021
Borrowings under the Revolver	$—	$—	$—	$—
Borrowings under the Term Loans:
Initial Term Loan	$295.4	$295.4	$175.0	$100.0
Incremental Term Loan	175.0	145.0	100.0	100.0
Total	$470.4	$440.4	$275.0	$200.0
Total borrowings under Credit Facility	$470.4	$440.4
Unamortized debt issuance costs related to our Term Loans	(7.2)	(5.7)
Lease obligations	122.7	137.1
	$585.9	$571.8
Current and long-term portion of Credit Facility and lease obligations:
Current portion	$99.8	$55.7
Long-term portion	486.1	516.1
	$585.9	$571.8
L/Cs, surety bonds and overdraft facilities:
Outstanding L/Cs under the Revolver	$21.3	$21.0
Outstanding L/Cs and surety bonds outside the Revolver	20.2	19.3
Total	$41.5	$40.3
Available uncommitted bank overdraft facilities	$162.7	$198.5
Amounts outstanding under available uncommitted bank overdraft facilities	$—	$—

Finance costs consist of interest expense and fees related to our Credit Facility (including debt issuance and related amortization costs), our interest rate swap agreements, our A/R sales program and our SFPs, and interest expense on our lease obligations, net of interest income earned. We paid no debt issuance costs in Q3 2021 and YTD 2021 ($0.3 in Q3 2020 and $0.6 in YTD 2020).

7.             CAPITAL STOCK

SVS Repurchase Plans:
On November 19, 2020, the TSX accepted our notice to launch a normal course issuer bid (2020 NCIB), which allows us to repurchase, at our discretion, from November 24, 2020 until the earlier of November 23, 2021 or the completion of purchases thereunder, up to approximately 9.0 million SVS in the open market, or as otherwise permitted, subject to the normal terms and limitations of such bids. The maximum number of SVS we are permitted to repurchase for cancellation under the 2020 NCIB is reduced by the number of SVS purchased in the open market during the term of the 2020 NCIB to satisfy delivery obligations under our stock-based compensation (SBC) plans. As part of the 2020 NCIB process, we from time to time enter into Automatic Share Purchase Plans (ASPPs) with a broker, that allow the broker to purchase our SVS in the open market on our

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
behalf (for cancellation under the 2020 NCIB), including during any applicable trading blackout periods (ASPP Purchases), up to specified daily quantities at specified prices through the term of each ASPP. In each of December 2020, March 2021, and June 2021 we had entered into such ASPPs, each of which have since expired. No repurchases were made under the December 2020 ASPP prior to its expiration in January 2021. See below for details with respect to SVS repurchases during Q3 2021, Q3 2020, YTD 2021 and YTD 2020. As of September 30, 2021, up to approximately 4.6 million SVS remain available for repurchase under the 2020 NCIB either for cancellation or SBC delivery purposes. At December 31, 2020, we had accrued $15.0, representing the contractual maximum number of permitted SVS repurchases (Contractual Maximum) under the December 2020 ASPP (2.0 million SVS). This accrual was reversed in Q1 2021. At March 31, 2021, we had accrued $18.1, representing the Contractual Maximum (2.2 million SVS) under the March 2021 ASPP, which we subsequently reversed in the second quarter of 2021 (Q2 2021). 0.5 million SVS repurchases were made under the March 2021 ASPP prior to its expiration in May 2021. At June 30, 2021, we had accrued $18.9, representing the Contractual Maximum (2.3 million SVS) under the June 2021 ASPP, which we subsequently reversed in Q3 2021. 1.2 million SVS repurchases were made under the June 2021 ASPP prior to its expiration in August 2021.

SVS repurchases:
Information regarding SVS repurchase activities for the periods indicated is set forth below:

	Three months ended September 30		Nine months ended September 30
	2020	2021	2020	2021
Aggregate cost(1) of SVS repurchased for cancellation (2)	$—	$17.2	$—	$35.9
Number of SVS repurchased for cancellation (in millions)(2)	—	2.1	—	4.37
Weighted average price per share for repurchases	$—	$8.10	$—	$8.20
Aggregate cost(1) of SVS repurchased for delivery under SBC plans (see below)	$—	$—	$13.1	$—
Number of SVS repurchased for delivery under SBC plans (in millions)	—	—	2.0	—
(1) Includes transaction fees.
(2) Includes 1.2 million and 1.7 million ASPP Purchases of SVS in Q3 2021 and YTD 2021.
SBC:

From time to time, we pay cash to a broker to purchase SVS in the open market to satisfy delivery requirements under our SBC plans. At September 30, 2021, the broker held 0.4 million SVS with a value of $2.3 (December 31, 2020 — 2.4 million SVS with a value of $15.7) for this purpose, which we report as treasury stock on our consolidated balance sheet. We used 2.0 million of the SVS held by the broker as of December 31, 2020 to settle SBC awards that vested during YTD 2021.

We grant restricted share units (RSUs) and performance share units (PSUs) to employees under our SBC plans. The majority of RSUs vest one-third per year over a three-year period. The number of outstanding PSUs that will actually vest will vary from 0% to 200% of a target amount granted based on the level of achievement of a pre-determined non-market performance measurement in the final year of a three-year performance period, subject to modification by each of a separate pre-determined non-market financial target and our relative Total Shareholder Return (TSR) performance over the three-year vesting period. The portion of our expense that relates to performance-based compensation is subject to adjustment in any period to reflect changes in the estimated level of achievement of pre-determined goals and financial targets. We also grant deferred share units (DSUs) and RSUs (under specified circumstances) to directors as compensation under our Directors' Share Compensation Plan. See note 2(l) to the 2020 AFS for further detail.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
Information regarding RSU, PSU and DSU grants to employees and directors, as applicable, for the periods indicated is set forth below:

	Three months ended September 30		Nine months ended September 30
	2020	2021	2020	2021
RSUs Granted:
Number of awards (in millions)	0.1	0.1	2.3	2.7
Weighted average grant date fair value per unit	$8.00	$8.91	$8.68	$8.16

PSUs Granted:
Number of awards (in millions, representing 100% of target)	—	—	1.7	1.9
Weighted average grant date fair value per unit	$—	$—	$9.88	$8.82

DSUs Granted:
Number of awards (in millions)	0.05	0.03	0.20	0.09
Weighted average grant date fair value per unit	$6.90	$8.88	$5.14	$8.35

Information regarding employee and director SBC expense for the periods indicated is set forth below:

	Three months ended September 30		Nine months ended September 30
	2020	2021	2020	2021
Employee SBC expense in cost of sales	$1.1	$3.1	$8.9	$9.4
Employee SBC expense in SG&A	0.6	5.5	11.8	14.8
Total	$1.7	$8.6	$20.7	$24.2

Director SBC expense in SG&A (1)	$0.5	$0.5	$1.5	$1.5
(1) Expense consists of the director compensation to be settled with SVS, or SVS and cash, as elected by each director.

8.             OTHER CHARGES (RECOVERIES)

	Three months ended September 30		Nine months ended September 30
	2020	2021	2020	2021
Restructuring (a)	$3.7	$(0.7)	$19.0	$8.1
Transition Costs (b)	—	0.2	—	0.3
Acquisition Costs (Recoveries) and Other (c)	—	(3.4)	—	(5.5)
	$3.7	$(3.9)	$19.0	$2.9
(a)    Restructuring:
During Q3 2021, we recorded net restructuring recoveries of $0.7. During YTD 2021, we recorded net restructuring charges of $8.1 (Q3 2020 and YTD 2020 — $3.7 and $19.0 of restructuring charges, respectively). Our restructuring activities for YTD 2021 consisted primarily of actions to adjust our cost base to address reduced levels of demand in certain of our businesses and geographies.
In Q3 2021, we recorded cash restructuring charges of $0.1 and non-cash restructuring recoveries of $0.8. In YTD 2021, we recorded cash restructuring charges of $8.3 and net non-cash restructuring recoveries of $0.2 (consisting of non-cash restructuring charges of $0.6 and non-cash restructuring recoveries of $0.8). The cash charges consisted primarily of employee termination costs, and the non-cash recoveries primarily reflect gains on the sale of surplus equipment. Non-cash restructuring charges for YTD 2021 consisted primarily of the write-down of equipment related to disengaged programs. We recorded cash charges of $3.0 and $16.6 in Q3 2020 and YTD 2020, respectively, primarily for employee termination costs, and non-cash

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
charges of $0.7 and $2.4, respectively, reflecting the write-down of right-of-use assets in connection with vacated properties and losses on the sale of surplus equipment. Non-cash charges for YTD 2020 also included the write-down of certain equipment related to disengaged programs in Q1 2020. At September 30, 2021, our restructuring provision was $5.5 (December 31, 2020 — $4.7), which we recorded in the current portion of provisions on our consolidated balance sheet.

(b)    Transition Costs:

We incurred Transition Costs (defined in note 16(c) to the 2020 AFS) of $0.2 and $0.3 during Q3 2021 and YTD 2021, respectively (nil in each of Q3 2020 and YTD 2020) pertaining to the transfer of manufacturing lines from closed sites to other sites within our global network.
(c)    Acquisition Costs (Recoveries) and Other:

We incur consulting, transaction and integration costs relating to potential and completed acquisitions. We also incur charges or releases related to the subsequent re-measurement of indemnification assets or the release of indemnification or other liabilities recorded in connection with our acquisition of Impakt Holdings, LLC (Impakt). Collectively, these costs, charges and releases are referred to as Acquisition Costs (Recoveries). Acquisition Costs of $5.8 and $6.2 were recorded during Q3 2021 and YTD 2021, respectively, related in each case to acquisition activities, including our negotiation of the anticipated acquisition of PCI Private Limited (see note 12), offset in part (in YTD 2021) by $1.2 of releases recorded in Q1 2021 related to certain indirect tax liabilities previously recorded in connection with our acquisition of Impakt. No Acquisition Costs (Recoveries) were recorded in Q3 2020 or YTD 2020. Other consists of legal recoveries of $9.2 in Q3 2021 and $10.5 in YTD 2021 (nil in the 2020 periods) in connection with the settlement of class action lawsuits (for component parts purchased in prior periods) in which we were a plaintiff.

9.         INCOME TAXES

Our income tax expense or recovery for each quarter is determined by multiplying the earnings or losses before tax for such quarter by management’s best estimate of the weighted-average annual income tax rate expected for the full year, taking into account the tax effect of certain items recognized in the interim period. As a result, the effective income tax rates used in our interim financial statements may differ from management’s estimate of the annual effective tax rate for the annual financial statements. Our estimated annual effective income tax rate varies as the quarters progress, for various reasons, including as a result of the mix and volume of business in various tax jurisdictions within the Americas, Europe and Asia, in jurisdictions with tax holidays and tax incentives, and in jurisdictions for which no net deferred income tax assets have been recognized because management believes it is not probable that future taxable profit will be available against which tax losses and deductible temporary differences could be utilized. Our annual effective income tax rate can also vary due to the impact of restructuring charges, foreign exchange fluctuations, operating losses, cash repatriations, tax incentives, deferred tax asset recognition and changes in our provisions related to tax uncertainties.
Our Q3 2021 net income tax expense of $8.7 was favorably impacted by a $5.5 deferred tax recovery recorded in connection with the revaluation of certain temporary differences using the future effective tax rate of our Thailand subsidiary in connection with the forthcoming transition from a 100% income tax exemption to a 50% exemption in 2022 under an applicable tax incentive (Revaluation Impact), offset in part by a $2.0 tax expense arising from taxable temporary differences associated with the anticipated repatriation of undistributed earnings from certain of our Chinese subsidiaries (Repatriation Expense). Our YTD 2021 net income tax expense of $22.4 was favorably impacted by the $5.5 Revaluation Impact and $1.1 in reversals of tax uncertainties in one of our Asian subsidiaries that completed its liquidation and dissolution during Q1 2021, offset in large part by a $4.0 Repatriation Expense. Taxable foreign exchange impacts were not significant in either Q3 2021 or YTD 2021.

For Q3 2020, our net income tax expense of $9.9 was adversely impacted by a $1.7 revaluation of temporary differences resulting from a change in the effective tax rate of our Thailand subsidiary due to the transition of a portion of such subsidiary's business previously covered by expired tax incentives to its remaining tax incentives, and a $1.0 Repatriation Expense. For YTD 2020, our net income tax expense of $23.3 was adversely impacted by a $6.5 Repatriation Expense, which was offset in large part by a favorable $5.7 reversal of tax uncertainties in certain of our Asian subsidiaries in Q1 2020. Taxable foreign exchange impacts were not significant in either Q3 2020 or YTD 2020.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
10.          FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Our financial assets are comprised primarily of cash and cash equivalents, A/R, and derivatives used for hedging purposes. Our financial liabilities are comprised primarily of accounts payable, certain accrued and other liabilities, the Term Loans, borrowings under the Revolver, lease obligations, and derivatives.

Interest rate risk:

Borrowings under the Credit Facility expose us to interest rate risk due to the potential variability of market interest rates. In order to partially hedge against our exposure to interest rate variability on our Term Loans, we have entered into various agreements with third-party banks to swap the variable interest rate (based on LIBOR plus a margin) with a fixed rate of interest for a portion of the borrowings under our Term Loans. At September 30, 2021, we had: (i) interest rate swaps hedging the interest rate risk associated with $100.0 of our Initial Term Loan borrowings that expire in August 2023 (reflecting our exercise of a partial cancellation option described below), and additional interest rate swaps hedging the interest rate risk associated with $100.0 of our Initial Term Loan borrowings effective upon such expiration through June 2024; and (ii) interest rate swaps hedging the interest rate risk associated with $100.0 of our Incremental Term Loan borrowings that expire in December 2023. In September 2021, we exercised our option to cancel $75.0 of the notional amount of the interest rate swaps covering the Initial Term Loan (increasing the unhedged amount under the Initial Term Loan by a corresponding amount). See note 21 to the 2020 AFS for additional detail regarding these interest rate swap agreements, including our exercise in December 2020 of an option to cancel $75.0 of the notional amount of the interest rate swaps covering the Incremental Term Loan (increasing the unhedged amount under the Incremental Term Loan by a corresponding amount).

At September 30, 2021, the interest rate risk related to $240.4 of borrowings under the Credit Facility was unhedged, consisting of unhedged amounts outstanding under the Term Loans ($195.4 under the Initial Term Loan and $45.0 under the Incremental Term Loan), and no amounts outstanding (other than ordinary course L/Cs) under the Revolver. See note 6.

At September 30, 2021, the fair value of our interest rate swap agreements was a net unrealized loss of $10.1, consisting of aggregate unrealized gains of $0.1 for certain of our swaps, which we recorded in other non-current assets, and aggregate unrealized losses of $10.2 on the remainder (December 31, 2020 — aggregate unrealized loss of $16.5 (no unrealized gains)), which we recorded in other non-current liabilities on our consolidated balance sheet. The unrealized portion of the change in fair value of the swaps is recorded in other comprehensive income (loss) (OCI). The realized portion of the change in fair value of the swaps is released from accumulated OCI and recognized under finance costs in our consolidated statement of operations in the respective interest payment periods.

Global reform of major interest rate benchmarks is currently underway, including the anticipated replacement of some Interbank Offered Rates (including LIBOR) with alternative nearly risk-free rates. See note 2, "Recently issued accounting standards and amendments" of the 2020 AFS. There remains uncertainty over the timing and methods of transition to such alternate rates.
We have obligations under our Credit Facility, lease arrangements, derivative instruments, and financing and discounting programs that are indexed to LIBOR (LIBOR Agreements). The interest rates under these agreements are subject to change when and if LIBOR ceases to exist. Our Credit Facility provides that when the administrative agent, the majority of lenders or we determine that LIBOR is unavailable or being replaced, then we and the administrative agent may amend the underlying credit agreement to reflect a successor rate. Once LIBOR becomes unavailable, if no successor rate has been established, applicable loans under the Credit Facility will convert to Base Rate loans. Certain of our other LIBOR Agreements also specify a successor rate once LIBOR ceases to exist, while the remaining LIBOR Agreements will require amendment. While we expect that reasonable alternatives to LIBOR will be implemented in advance of its cessation date, we cannot assure that this will be the case. If LIBOR is no longer available and the alternative reference rate is higher, interest rates under the affected LIBOR Agreements would increase, which would adversely impact our interest expense, A/R discount charges, and our financial performance and cash flows. In addition, hedge ineffectiveness could result due to the cessation of LIBOR, in particular where our interest rate swap agreements transition under the International Swaps and Derivative Association (ISDA) protocols using a different spread adjustment as compared to the underlying hedged debt. We will continue to monitor developments with respect to the cessation of LIBOR, and will evaluate potential impacts on our LIBOR Agreements, processes, systems, risk management methodology and valuations, financial reporting, taxes, and financial results. However, we

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
are currently unable to predict when the publication of LIBOR will cease, nor what the future replacement rate or consequences on our operations or financial results will be.

Currency risk:

The majority of our currency risk is driven by operational costs, including income tax expense, incurred in local currencies by our subsidiaries. We cannot predict changes in currency exchange rates, the impact of exchange rate changes on our operating results, nor the degree to which we will be able to manage the impact of currency exchange rate changes. Such changes, including negative impacts on currency exchange rates related to the COVID-19 pandemic, could have a material effect on our business, financial performance and financial condition.

Our major currency exposures at September 30, 2021 are summarized in U.S. dollar equivalents in the following table. The local currency amounts have been converted to U.S. dollar equivalents using spot rates at September 30, 2021.

	Canadian dollar	Euro	Thai baht	Chinese renminbi
Cash and cash equivalents	$5.1	$13.7	$0.9	$8.1
Accounts receivable	7.7	38.7	—	7.3
Income taxes and value-added taxes receivable	13.3	0.6	4.9	2.7
Other financial assets	1.5	6.3	1.4	0.4
Pension and non-pension post-employment liabilities	(84.1)	(0.5)	(18.9)	(0.8)
Income taxes and value-added taxes payable	—	(0.3)	(2.7)	(5.2)
Accounts payable and certain accrued and other liabilities and provisions	(66.8)	(33.6)	(31.9)	(28.3)
Net financial assets (liabilities)	$(123.3)	$24.9	$(46.3)	$(15.8)

We enter into foreign currency forward contracts to hedge our cash flow exposures and foreign currency swaps to hedge our balance sheet exposures. While these contracts are intended to reduce the effects of fluctuations in foreign currency exchange rates, our hedging strategy does not mitigate the longer-term impacts of changes to foreign exchange rates. At September 30, 2021, we had foreign currency forwards and swaps to trade U.S. dollars in exchange for the following currencies:

Currency	Contract amount in U.S. dollars	Weighted average exchange rate in U.S. dollars	Maximum period in months	Fair value gain (loss)
Canadian dollar	$206.6	$0.79	12	$(3.3)
Thai baht	114.6	0.03	12	(6.5)
Malaysian ringgit	38.9	0.24	12	(0.3)
Mexican peso	24.2	0.05	12	—
Chinese renminbi	58.4	0.15	12	0.5
Euro	31.6	1.17	4	0.8
Romanian leu	33.7	0.24	12	(1.0)
Singapore dollar	17.8	0.75	10	(0.3)
Japanese yen	14.8	0.0090	4	0.1
Korean won	5.8	0.0009	4	0.3
Total	$546.4			$(9.7)

As of September 30, 2021, approximately two-thirds of the fair values of our outstanding foreign currency forward and swap contracts related to effective cash flow hedges where we applied hedge accounting, and the remainder were related to economic hedges where we recorded the changes in the fair values of such contracts through our consolidated statement of operations. At September 30, 2021, the aggregate fair value of our outstanding contracts was a net unrealized loss of $9.7 (December 31, 2020 — net unrealized gain of $23.3), resulting from fluctuations in foreign exchange rates between the contract execution and the period-end date.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
Credit risk:

Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in a financial loss to us. We believe our credit risk of counterparty non-performance continues to be relatively low, notwithstanding the impact of COVID-19. We are in regular contact with our customers, suppliers and logistics providers, and have not experienced significant counterparty credit-related non-performance in 2020 or YTD 2021. However, if a key supplier (or any company within such supplier's supply chain) or customer fails to comply with their contractual obligations, this could result in a significant financial loss to us. We would also suffer a significant financial loss if an institution from which we purchased foreign currency exchange contracts and swaps, interest rate swaps, or annuities for our pension plans defaults on their contractual obligations. With respect to our financial market activities, we have adopted a policy of dealing only with counterparties we deem to be creditworthy. In light of COVID-19, we enhanced the monitoring of, and/or developed plans in early 2020 intended to mitigate any identified exposures from our customers, which enhancements and plans remain in effect. No significant adjustments were made to our allowance for doubtful accounts during Q3 2021, YTD 2021 or the respective prior year periods in connection with our ongoing assessments and monitoring initiatives.

Liquidity risk:

Liquidity risk is the risk that we may not have cash available to satisfy our financial obligations as they come due. The majority of our financial liabilities recorded in accounts payable, accrued and other current liabilities and provisions are due within 90 days. We manage liquidity risk through maintenance of cash on hand and access to the various financing arrangements described in notes 4 and 6. We believe that cash flow from operating activities, together with cash on hand, cash from permitted sales of A/R (although there can be no assurance that any participant bank will purchase any of the A/R that we wish to sell), and borrowings available under the Revolver and potentially available under uncommitted intraday and overnight bank overdraft facilities are sufficient to fund our currently anticipated financial obligations, and will remain available in the current environment.

11.     COVID-19 GOVERNMENT SUBSIDIES

For Q3 2021 and YTD 2021, we determined that we qualified for an estimated aggregate of approximately $1 and $11 of COVID Subsidies, respectively, from various government authorities, which we recognized as a reduction to the related expenses in cost of goods sold (Q3 2021 — $1; YTD 2021 — $8) and SG&A (Q3 2021 — nil; YTD 2021— $3) on our consolidated statement of operations. For Q3 2020 and YTD 2020, we determined that we qualified for an estimated aggregate of approximately $11 and $26 of COVID Subsidies from various government authorities, respectively, which we recognized as a reduction to the related expenses in cost of goods sold (Q3 2020 — $8; YTD 2020 — $20) and SG&A (Q3 2020 — $3; YTD 2020 — $6) on our consolidated statement of operations. As of September 30, 2021, we have received all recognized COVID Subsidies. The most significant of the COVID Subsidies recognized to date were provided under the Canadian Emergency Wage Subsidy (CEWS) first announced by the Government of Canada in April 2020. Due to recent changes in legislation, we have not applied for further COVID Subsidies under the CEWS.

12.         COMMITMENTS AND CONTINGENCIES

Litigation and Other Matters:
In the normal course of our operations, we may be subject to lawsuits, investigations and other claims, including environmental, labor, product, customer disputes, and other matters. Management believes that adequate provisions have been recorded where required. Although it is not always possible to estimate the extent of potential costs, if any, we believe that the ultimate resolution of all such pending matters will not have a material adverse impact on our financial performance, financial position or liquidity.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

In 2017, the Brazilian Ministry of Science, Technology, Innovation and Communications (MCTIC) issued assessments seeking to disqualify certain research and development expenses for the years 2006 to 2009, which entitled our Brazilian subsidiary (which ceased operations in 2009) to charge reduced sales tax levies to its customers. Although we received lower re-assessments for 2007 and 2008 during Q1 2020 in response to our initial appeal, we intend to continue to appeal the original assessments and the re-assessments for all years from 2006 to 2009. See note 25 to the 2020 AFS for further details. The assessments and re-assessments, including interest and penalties, have been revised by the MCTIC, and as of September 30, 2021, total approximately 24 million Brazilian real (approximately $5 at period-end exchange rates) for all such years, reduced from original assessments totaling approximately 39 million Brazilian real (approximately $7 at period-end exchange rates).

In Q3 2021, the Romanian tax authorities issued a final assessment in the aggregate amount of approximately 31 million Romanian leu (approximately $7 at period-end exchange rates), for additional income and value-added taxes for one of our Romanian subsidiaries for the 2014 to 2018 tax years. In order to advance our case to the appeals phase and reduce or eliminate potential interest and penalties, we paid the Romanian tax authorities the full amount assessed in Q3 2021 (without agreement to all or any portion of such assessment). We believe that our originally-filed tax return positions are in compliance with applicable Romanian tax laws and regulations, and intend to vigorously defend our position through all necessary appeals or other judicial processes.

The successful pursuit of assertions made by any government authority, including tax authorities, could result in our owing significant amounts of tax or other reimbursements, interest and possibly penalties. We believe we adequately accrue for any probable potential adverse ruling. However, there can be no assurance as to the final resolution of any claims and any resulting proceedings. If any claims and any ensuing proceedings are determined adversely to us, the amounts we may be required to pay could be material, and in excess of amounts accrued.

Acquisition Agreement:

In September 2021, we entered into a definitive agreement to acquire PCI Private Limited, a fully integrated design, engineering and manufacturing solutions provider with five manufacturing and design facilities across Asia. The purchase price is estimated to be approximately $306 (subject to a working capital adjustment). The transaction is expected to close in November 2021, subject to satisfaction of customary closing conditions. There can be no assurance that this transaction will be consummated in a timely manner, or at all.

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